EXHIBIT 4.15

DESCRIPTION OF SECURITIES

As of December 31, 2021, SM Energy Company has registered one class of securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by, reference to our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated By-laws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporate Law, for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 200,000,000 shares of capital stock, $0.01 par value per share. We have outstanding shares of common stock (“Common Stock”). The outstanding shares of our Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

The Certificate of Incorporation provides that authorized but unissued shares of Common Stock are available for future issuance without stockholder approval, subject to various limitations imposed by the New York Stock Exchange (“NYSE”). These additional shares of Common Stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock could make it more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Voting Rights

Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights. This means a holder of a single share of Common Stock cannot cast more than one vote for each position to be filled on the Board of Directors. It also means the holders of a majority of the shares of Common Stock entitled to vote in the election of directors can elect all directors standing for election and the holders of the remaining shares will not be able to elect any directors.

Dividend Rights

The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company legally available for distribution.

Other Rights and Preferences

Our Common Stock has no sinking fund provision or preemptive, subscription or conversion rights. The holders of Common Stock may act by unanimous written consent.

Listing

Our Common Stock is traded on the NYSE under the trading symbol “SM.”